Exhibit 99.1

Mogo Appoints former HSBC and S&P Executive, Matthew Bosrock, to its Board of Directors

VANCOUVER, May 2, 2018 /CNW/ - Mogo Finance Technology Inc. (TSX:MOGO)(NASDAQ:MOGO) ("Mogo" or the "Company"), one of Canada's leading financial technology companies, today announced that it has added financial services veteran, Matthew Bosrock, to its board of directors.

Bosrock is a seasoned global executive with more than 25 years of experience in the financial services and financial information technology industries. Bosrock was most recently at S&P Global Ratings, where he served as Executive Managing Director, Global Head of Developing Markets. Bosrock was also a member of the S&P Global Ratings Executive Committee. Previously, Bosrock spent 19 years in senior positions at HSBC Bank in several regions, including Deputy CEO & COO of HSBC Bank Canada, Canada's seventh largest bank with assets of $96 billion and 6,000 employees. He has an MBA from Duke and a BA from Boston College.

"We're pleased to welcome such a highly accomplished financial services executive to the Mogo board," said David Feller, Founder and CEO of Mogo. "We expect to benefit from Matthew's deep understanding of the industry as we continue to scale our suite of innovative products as well as evaluate new growth opportunities that further accelerate our vision to become the 'go-to' financial brand for the next generation of Canadians."

"Having spent the majority of my career in financial services, both in Canada and globally, I can clearly see the enormous opportunity for Mogo as the digital transformation of banking disrupts the competitive landscape," said Matthew Bosrock. "Over the last three years, Mogo has built what I believe is the leading consumer fintech platform in Canada. With their mobile first account, 600,000 members and multiple innovative products, including the launch of their newest product, MogoCrypto, I believe they are very well-positioned to be one of the winners in Canada's multibillion- dollar financial services industry. I look forward to working with the Mogo team as they continue to execute on their vision and growth plan."

The Company also announced that, after four years of service on the board, Ron Patterson has retired as a board member, but will continue his involvement with the Company as a new member of Mogo's advisory board.

"Ron has a long history with Mogo and has made important contributions to the board, including with our initial public offering," added Feller. "On behalf of the board and the entire company, I want to thank Ron for his dedication to Mogo and look forward to continuing to work with him as an advisor to the company."

"It's been exciting and rewarding to be involved with the transformation of Mogo over the past several years and to work with such a committed team," said Patterson. "With a diversified digital product offering, growing brand and expanding member base, Mogo is in a great strategic position today, and I look forward to the next chapter in this new role."

About Mogo

Mogo — a Vancouver-based financial technology company — is focused on building the leading digital financial platform in Canada and empowering consumers with simple solutions to help them improve their financial health. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to 6 products including free credit score monitoring, identity fraud protection, the Mogo Platinum Prepaid Visa® Card, mortgages, personal loans and the MogoCrypto account which enables the buying and selling of bitcoin. The platform is engineered to deliver multiple financial products at scale through one account and enable the rapid launch of new features and products. With more than 600,000 members and growing, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

View original content:http://www.prnewswire.com/news-releases/mogo-appoints-former-hsbc-and-sp-executive-matthew-bosrock-to-itsboard- of-directors-300641043.html

SOURCE Mogo Finance Technology Inc

View original content: http://www.newswire.ca/en/releases/archive/May2018/02/c3949.html

%SEDAR: 00037190E

For further information: Craig Armitage, Investor Relations, craiga@mogo.ca, (416) 347-8954

CO: Mogo Finance Technology Inc

CNW 08:30e 02-MAY-18